Exhibit 99.1

Investor contacts:	Jérôme Arnaud, ILOG
+33 6 07 35 80 87
+1 408 991-7103
jarnaud@ilog.com

Bernard Compagnon
Gavin Anderson & Company
+44 20 7554 1400 (London)

Press contact:	Susan Peters, ILOG
+1 408 991-7109
speters@ilog.com

Paris, October 1, 2007

ILOG S.A. – Disclosure of trading in own shares

Name: ILOG S.A.
Share capital: 19,062,464 euros
Register of Commerce and Companies of Créteil B 340 852 458
Registered office: 9 rue de Verdun, BP 85, 94253 Gentilly

Disclosure of trading in own shares between  August 21 and 31, 2007 on the Eurolist d’Euronext Paris

	Number of	Weighted	Amount
	purchased	average price	(in euros)
	Shares (1)	(in euros)
March 8, 2007	678	7.9971	5,422.03
August 28, 2007	6,210	8.2732	51,376.57
August 29, 2007	6,023	8.1948	49,357.28
August 30, 2007	3,500	8.3315	29,160.25
August 31, 2007	4,826	8.4884	40,965.02
Total	21,237	8.30	176,281.20
(1)	including shares purchased through derivative financial instrument